SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a).
                               (Amendment No. 2)(1)


                            QUERYOBJECT SYSTEMS CORP.
                         ------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                    227698107
                                 --------------
                                 (CUSIP Number)

                                    Copy to:

Eli Oxenhorn                             Morrison Cohen Singer & Weinstein, LLP
56 The Intervale                         750 Lexington Avenue
Roslyn Estates, New York 11576           New York, New York 10022
Telephone (516) 625-7005                 Telephone (212) 735-8600

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                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 January 8, 1999
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              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e, 13d-1(f) or 13d-(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))

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     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No. 227698107                         13D

================================================================================
 1 | Names of Reporting Persons
   | I.R.S. Identification Nos. of Above Persons (Entities Only)
   |                            Eli Oxenhorn
   |
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 2 | Check the Appropriate Box if a Member of a Group*                  (a)  |_|
   |                                                                    (b)  |_|
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 3 | SEC Use Only
   |
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 4 | Source of Funds*          PF
   |
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 5 | Check Box if Disclosure of Legal Proceedings is Required
   | Pursuant to Item 2(d) or 2(e)                                           |_|
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 6 | Citizenship or Place of Organization                         United States
   |
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                    | 7  |    Sole Voting Power
                    |    |      255,550 shares                             4.8%
      Number of     |-----------------------------------------------------------
       Shares       | 8  |    Shared Voting Power
    Beneficially    |    |      200,000 shares                             3.8%
      Owned By      |-----------------------------------------------------------
        Each        | 9  |    Sole Dispositive Power
      Reporting     |    |      255,500 shares                             4.8%
       Person       |-----------------------------------------------------------
        With        | 10 |    Shared Dispositive Power
                    |    |      200,000 shares                             3.8%
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11 | Aggregate Amount Beneficially Owned By Each Reporting Person
   |                            455,500 shares
   |
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12 | Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  |_|
   |
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13 | Percent of Class Represented by Amount in Row (11)
   |                                                                       8.2%
   |
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14 | Type of Reporting Person*
   |                                  IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement, dated January 8, 1999, constitutes Amendment No. 2 to the
Schedule 13D, dated October 9, 1998, regarding the reporting person's ownership of certain securities of QueryObject Systems Corp. (the "Issuer").

     The Schedule 13D is hereinafter referred to as the "Schedule." All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

     This Amendment No. 2 to the Schedule is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by the reporting persons. It shall refer only to information which has materially changed since the filing of the Schedule.

ITEM 1.  Security and Issuer

          (f) Option issued to Rev-Wood Merchant Partners ("November 1998 Rev-Wood Option"), to purchase 400,000 shares of Common Stock, expiring on November 25, 2005, entitling the holder thereof to purchase shares of Common Stock at $0.94 per share, with options to purchase 100,000 shares becoming exercisable commencing on the first day of the seventh month from November 25, 1998 (the date of grant), with the balance vesting ratably at the end of each full month thereafter over the next 18 months.

          (g) Option issued to Eli Oxenhorn ("November 1998 Option"), to purchase 100,000 shares of Common Stock, expiring on November 25, 2005, entitling the holder thereof to purchase shares of Common Stock at $0.94 per share, with options to purchase 25,000 shares becoming exercisable commencing on the first day of the seventh month from November 25, 1998 (the date of grant) with the balance vesting ratably at the end of each full month thereafter over the next 18 months.


ITEM 3.  Source and Amounts of Funds or Other Consideration

          The reporting person obtained funds for the purchase of the securities from his personal funds.

          On December 10, 1998, Mr. Oxenhorn purchased 4,500 Units, at $2.00 per Unit, for total consideration of $9,000 in a private placement transaction.

          On January 8, 1999, Mr. Oxenhorn purchased 10,000 Units, at $2.00 per Unit, for a total consideration of $20,000 in a private placement transaction.


ITEM 4.  Purpose of Transaction.

          The reporting person acquired his additional securities for purposes of investment. Except as reported in Item 6 of the Schedule, the reporting person does not have any present plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D .

ITEM 5.  Interests in Securities of the Issuer.

          (a) The following list sets forth the aggregate number and percentage (based on 5,121,422 shares of Common Stock outstanding as reported by the Issuer in its Form 10-Q for the quarter ended September 30, 1998) of outstanding shares of Common Stock owned beneficially by the reporting person named in Item 2, as of January 8, 1999:

                           Shares of               Percentage of Shares
                         Common Stock                 of Common Stock
Name                  Beneficially Owned            Beneficially Owned
----                  ------------------           --------------------
Eli Oxenhorn               455,500(2)                       8.2%

          (b) Eli Oxenhorn has sole power to vote and dispose of 255,500 shares of Common Stock (including 31,250 shares issuable upon the exercise of the Option, 86,250 shares issuable upon the exercise of the 1998 Warrants, and 138,000 shares issuable upon the conversion of the Series A Preferred Stock), representing approximately 4.8% of the outstanding Common Stock. By virtue of being a general partner of Rev-Wood Merchant Partners, Eli Oxenhorn may be deemed to have shared power to vote and to dispose of 200,000 shares of Common Stock (consisting of 200,000 shares issuable upon the exercise of the Rev-Wood Option), representing approximately 3.8% of the outstanding Common Stock.

          (c) The following is a description of all transactions, effected by the person identified in Item 2 of the Schedule 13D effected from November 13, 1998 through January 8, 1999, inclusive.

                                                               Number of Units         Purchase or Sale
 Name of Shareholder             Purchase or Sale Date       Purchased or (Sold)        Price per Unit
 -------------------             ---------------------       -------------------       ----------------
   Eli Oxenhorn                       12/10/98                     4,500                    $2.00
                                        1/8/99                    10,000                    $2.00


          On December 10, 1998 and January 8, 1999, the Issuer closed on an additional 9% and 20%, respectively, of the total subscription for Units made by Mr. Oxenhorn. The Units were purchased in a private placement transaction from the Issuer.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) Not applicable.


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     (2) The reporting person disclaims beneficial ownership of these securities, except to the extent of his equity interest therein.

                                    Signature

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned hereby certifies that the information set forth in this Schedule is true, complete, and correct.

Date:    February 5, 1999

                                                       Eli Oxenhorn
                                                       ------------------------
                                                       Eli Oxenhorn